SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                 SCHEDULE 13G
                                (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO
           RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                            Pacific Gas & Electric
                 --------------------------------------------
                               (Name of Issuer)

                        Series U 7.04% Preferred Stock
                  -------------------------------------------
                        (Title of Class of Securities)

                                   694308685
                              -------------------
                                (CUSIP Number)

                                 July 26, 2001
             ----------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


 Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [  ]  Rule 13d-1(b)
     [x ]  Rule 13d-1(c)
     [  ]  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.     694308685                                           Schedule 13G
------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          King Street Capital, L.P.
          13-3812174
------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          [ ] (a)
          [x] (b)
------------------------------------------------------------------------------
    3     SEC USE ONLY

------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
------------------------------------------------------------------------------
          NUMBER OF              5     SOLE VOTING POWER
           SHARES                      0
        BENEFICIALLY            ----------------------------------------------
          OWNED BY               6     SHARED VOTING POWER
            EACH
          REPORTING                    55,615
           PERSON               ----------------------------------------------
            WITH                 7     SOLE DISPOSITIVE POWER
                                       0
                                ----------------------------------------------
                                 8     SHARED DISPOSITIVE POWER

                                       55,615
------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          55,615
------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [  ]

------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          3.8%
------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON
          PN



CUSIP No.    694308685                                            Schedule 13G
------------------------------------------------------------------------------

1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             King Street Capital, Ltd.
------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                                   (b) x
------------------------------------------------------------------------------
3            SEC USE ONLY

------------------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands
------------------------------------------------------------------------------
          NUMBER OF              5     SOLE VOTING POWER
           SHARES                      0
        BENEFICIALLY            ----------------------------------------------
          OWNED BY               6     SHARED VOTING POWER
            EACH
          REPORTING                    103,285
           PERSON               ----------------------------------------------
            WITH                 7     SOLE DISPOSITIVE POWER
                                       0
                                ----------------------------------------------
                                 8     SHARED DISPOSITIVE POWER

                                       103,285
------------------------------------------------------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             103,285
------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES          |_|

------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.1%
------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON

             CO
------------------------------------------------------------------------------



CUSIP No.     694308685                                          Schedule 13G
------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             King Street Advisors, L.L.C.
             13-3812173
------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                                 (b) x
------------------------------------------------------------------------------
3            SEC USE ONLY

------------------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------------------------------------------------------------
          NUMBER OF              5     SOLE VOTING POWER
           SHARES                      0
        BENEFICIALLY            ----------------------------------------------
          OWNED BY               6     SHARED VOTING POWER
            EACH
          REPORTING                    55,615
           PERSON               ----------------------------------------------
            WITH                 7     SOLE DISPOSITIVE POWER
                                       0
                                ----------------------------------------------
                                 8     SHARED DISPOSITIVE POWER

                                       55,615

------------------------------------------------------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             55,615
------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES          |_|

------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.8%
------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON

             OO, IA
------------------------------------------------------------------------------



CUSIP No.     694308685                                           Schedule 13G
------------------------------------------------------------------------------

1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             King Street Capital Management, L.L.C.
             13-3978904
------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                                 (b) x
------------------------------------------------------------------------------
3            SEC USE ONLY

------------------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------------------------------------------------------------
          NUMBER OF              5     SOLE VOTING POWER
           SHARES                      0
        BENEFICIALLY            ----------------------------------------------
          OWNED BY               6     SHARED VOTING POWER
            EACH
          REPORTING                    103,285
           PERSON               ----------------------------------------------
            WITH                 7     SOLE DISPOSITIVE POWER
                                       0
                                ----------------------------------------------
                                 8     SHARED DISPOSITIVE POWER

                                       103,285

------------------------------------------------------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             103,285
------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES          |_|

------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.1%
------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON

             OO, IA
------------------------------------------------------------------------------



CUSIP No.     694308685                                            Schedule 13G
------------------------------------------------------------------------------

1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             O. Francis Biondi, Jr.
------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)|_|
                                                                     (b) x

------------------------------------------------------------------------------
3            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     |_|

------------------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
------------------------------------------------------------------------------
          NUMBER OF              5     SOLE VOTING POWER
           SHARES                      0
        BENEFICIALLY            ----------------------------------------------
          OWNED BY               6     SHARED VOTING POWER
            EACH
          REPORTING                    158,900
           PERSON               ----------------------------------------------
            WITH                 7     SOLE DISPOSITIVE POWER
                                       0
                                ----------------------------------------------
                                 8     SHARED DISPOSITIVE POWER

                                       158,900
------------------------------------------------------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             158,900
------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES          |_|

------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.0%
------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON

             IN
------------------------------------------------------------------------------



CUSIP No.     694308685                                           Schedule 13G
------------------------------------------------------------------------------

1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Brian J. Higgins
------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)|_|
                                                                     (b) x

------------------------------------------------------------------------------
3            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     |_|

------------------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
------------------------------------------------------------------------------
          NUMBER OF              5     SOLE VOTING POWER
           SHARES                      0
        BENEFICIALLY            ----------------------------------------------
          OWNED BY               6     SHARED VOTING POWER
            EACH
          REPORTING                    158,900
           PERSON               ----------------------------------------------
            WITH                 7     SOLE DISPOSITIVE POWER
                                       0
                                ----------------------------------------------
                                 8     SHARED DISPOSITIVE POWER

                                       158,900
------------------------------------------------------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             158,900
------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES          |_|

------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.0%
------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON

             IN
------------------------------------------------------------------------------



Item 1(a).  Name of Issuer.

         PACIFIC GAS & ELECTRIC COMPANY

Item 1(b).  Address of Issuer's Principal Executive Offices.

         77 Beale Street, P.O. 770000
         San Francisco, CA 94177

Item 2(a).  Name of Person Filing.

         This schedule is being jointly filed by King Street Capital, L.P. ("KSC L.P."), King Street Capital Ltd. ("KSC Ltd."), King Street Advisors, L.L.C. ("KSA"), King Street Capital Management, L.L.C. ("KSCM"), O. Francis Biondi, Jr. and Brian J. Higgins. KSC LP, KSC Ltd., KSA, KSCM, Mr. Biondi and Mr. Higgins are collectively referred to herein as the "Reporting Persons."

Item 2(b).  Address of Principal Business Office or, if None, Residence.

         The principal business address of KSC Ltd. is:

                               c/o HWR Services
                              Craigmuir Chambers
         P.O. Box 71
                              Road Town, Tortola
         British Virgin Islands

            The principal business address of each of the other Reporting Persons is:

         575 Lexington Avenue
         7th Floor
         New York, New York 10022


Item 2(c).  Citizenship.

         Mr. Biondi and Mr. Higgins are both United States citizens. KSC Ltd. is organized under the laws of the British Virgin Islands. Each of the other Reporting Persons is orga nized under the laws of the State of Delaware.

Item 2(d).  Title of Class of Securities.

         Series U 7.04% Preferred Stock ("Preferred Stock")

Item 2(e).  CUSIP Number.

         694308685


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  (a)      [ ] Broker or dealer registered under Section
                               15 of the Exchange Act.

                  (b)      [ ] Bank as defined in Section 3(a)(6) of the
                               Exchange Act.

                  (c)      [ ] Insurance company as defined in section
                               3(a)(19) of the Exchange Act.

                  (d)      [ ] Investment company registered under Section
                               8 of the Investment Company Act.

                  (e)      [ ] An investment adviser in accordance with
                               Rule 13d-1(b)(1)(ii)(E).

                  (f)      [ ] An employee benefit plan or endowment fund
                               in accordance with Rule 13d-1(b)(1)(ii)(F).

                  (g)      [ ] A parent holding company or control person
                               in accordance with Rule 13d-1(b)(1)(ii)(G).

                  (h)      [ ] A savings association as defined in Section
                               3(b) of the Federal Deposit Insurance Act.

                  (i)      [ ] A church plan that is excluded from the
                               definition of an investment company under
                               Section 3(c)(14) of the Investment Company Act.

Item 4.  Ownership.

         As of January 29, 2002, 55,615 shares of Preferred Stock, or 3.8% of the total outstanding shares of Preferred Stock on that date, were held by KSC L.P and 103,285 shares of Preferred Stock, or 7.1% of the total outstanding shares of Preferred Stock on the date, were held by KSC Ltd. Because KSA is the general partner of KSC L.P., pursuant to Rule 13d-1, as of January 29, 2002, KSA may be deemed to be the beneficial owner of 55,615 shares of Preferred Stock, or 3.8% of the total outstanding shares of Preferred Stock on that date, consisting of the shares owned by KSC L.P. Because KSCM is the investment adviser to KSC Ltd., pursuant to Rule 13d-1, as of January 29, 2002, KSCM may be deemed to be the beneficial owner of 103,285 shares of Preferred Stock, or 7.1% of the total outstanding shares of Preferred Stock on that date, consisting of the shares owned by KSC Ltd. Because Mr. Biondi is a managing member of, and owns a 50% interest in, each of KSA and KSCM , pursuant to Rule 13d-1, as of January 29, 2002, Mr. Biondi may be deemed to be the beneficial owner of 158,900 shares of Preferred Stock, or 11.0% of the total outstanding shares of Preferred Stock on that date, consisting of the shares owned by KSC L.P. and KSC Ltd. Because Mr. Higgins is a managing member of, and owns a 50% interest in, each of KSA and KSCM, pursuant to Rule 13d-1, as of January 29, 2002, Mr. Higgins may be deemed to be the beneficial owner of 158,900 shares of Preferred Stock, or 11.0% of the total outstanding shares of Preferred Stock on that date, consisting of the shares owned by KSC L.P. and KSC Ltd.

         KSC L.P. may be deemed to have shared voting and dispositive power over the 55,615 shares of Preferred Stock it owns, or 3.8% of the total outstanding shares of Preferred Stock. KSC Ltd. may be deemed to have shared voting and dispositive power over the 103,285 shares of Preferred Stock it owns, or 7.1% of the total outstanding shares of Preferred Stock. Because of the relationship described above, KSA may be deemed to have shared voting and dispositive power over the 55,615 shares of Preferred Stock owned by KSC L.P., or 3.8% of the total outstanding shares of Preferred Stock. Because of the relationships described above, KSCM may be deemed to have shared voting and dispositive power over the 103,285 shares of Preferred Stock owned by KSC Ltd., or 7.1% of the total outstanding shares of Preferred Stock. Because of the relationships described above, Mr. Biondi may be deemed to have shared voting and dispositive power over an aggregate of 158,900 shares of Preferred Stock, or 11.0% of the total outstanding shares of Preferred Stock, consisting of shares owned by KSC L.P. and KSC Ltd. Because of the relationships described above, Mr. Higgins may be deemed to have shared voting and dispositive power over an aggregate of 158,900 shares of Preferred Stock, or 11.0% of the total outstanding shares of Preferred Stock, consisting of shares owned by KSC L.P. and KSC Ltd.

         Because of the relationships described above, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities and Exchange Act of 1934, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Preferred Stock held by members of the group. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5.


Item 5.  Ownership of Five Percent or Less of a Class.

                                Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                                Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired
           the Security Being Reported on by the Parent Holding Company.

                                Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                                Not applicable.

Item 9.  Notice of Dissolution of Group.

                                Not applicable.

Item 10.  Certification.

                                Not applicable.



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2002

KING STREET CAPITAL, L.P.
By: King Street Advisors, L.L.C., its general partner

By:  /s/ Brian J. Higgins
    ----------------------
Name: Brian J. Higgins
Title:   Managing Member

KING STREET CAPITAL, LTD.


By:    /s/ Brian J. Higgins
    -------------------------
Name:    Brian J. Higgins
Title:   Director


KING STREET ADVISORS, L.L.C.


By:   /s/ Brian J. Higgins
    -------------------------
Name: Brian J. Higgins
Title:   Managing Member


KING STREET CAPITAL MANAGEMENT, L.L.C.

By:   /s/ Brian J. Higgins
    -------------------------
Name: Brian J. Higgins
Title:   Managing Member

  /s/ O. Francis Biondi, Jr.
----------------------------
O. Francis Biondi, Jr.

  /s/ Brian J. Higgins
-------------------------
Brian J. Higgins